FORM 12b-25(b)

NOTIFICATION OF LATE FILING

(Check One):

[ ] Form 10-KSB   [ ] Form 20-F  [ ] Form 11-K [x] Form 10-QSB

[ ] Form N-SAR

For Period Ended:  March 29, 2002

[ ]   Transition Report on Form 10-K

[ ]   Transition Report on Form 20-F

[ ]   Transition Report on Form 11-K

[ ]   Transition Report on Form 10-Q

[ ]   Transition Report on Form N-SAR

For the Transition Period Ended: . . . . . . . . . . .

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Read Attached Instruction Sheet Before Preparing Form.   Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

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PART I - Registrant Information

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Full Name of Registrant

Former Name if Applicable

United Shields Corporation

Address of Principal Executive Office (Street and Number)

2640 Peerless Road

City, State and Zip Code

Cleveland, Tennessee  37312

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PART II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [paragraph 23,047], the following should be completed.  (Check box if appropriate)

(a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

(c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - Narrative

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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed period. [Amended in Release No. 34-26589 (paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

The Company is unable to finalize its financial statements until the completion of certain ongoing negotiations with its bank lenders and other debt holders.

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PART IV - Other Information

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(1)  Name and telephone number of person to contact in regard to this notification:

John F. Quigley               (423)             479-1655

(Name)                     (Area Code)  (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes   [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes   [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The net loss for the quarter ended March 29, 2002, is anticipated to be approximately $2,600,000 compared to a net loss of $468,721 for the quarter ended March 30, 2001.  The 2002 loss includes a loss on the disposal of discontinued subsidiaries of $2,008,379 and a loss from operations of discontinued subs of $360,260.  These losses relate to the forced liquidation of the Pittsfield Mold and Tool, Inc. subsidiary.  A United Shields Corporation bankruptcy filing is probable but not certain at this time.  The company is in the process of orderly liquidation which to-date has been supported by the company’s major creditors.

United Shields Corporation

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 9, 2002             By:

/s/John F. Quigley

John F. Quigley,

                        Senior Vice President,

Chief Financial Officer

INSTRUCTION:  This form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form, accountant’s statement or other exhibit.